FORM 3                                         U.S. SECURITIES AND EXCHANGE COMMISSION                          OMB Approval
                                                       Washington, D.C. 20549                            OMB Number:        235-0104
                                                                                                         Expires: September 30, 1998
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES           Estimated average burden
                                                                                                         hours per response..... 0.5

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                             Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*  2.   Date of Event Re-   4.   Issuer Name and Ticker or Trading Symbol
   (Last)        (First)        (Middle)        quiring Statement
Vermont Financial Services Corp.                11/13/96            Eastern Bancorp, Inc. (EBCP)

              (Street)                     3.   IRS or Social Se-   5.  Relationship of Reporting Person   6.  If Amendment, Date of
                                                curity Number of        to Issuer (Check all applicable)   Original (Month/Day/Year)
                                                Reporting Person
                                                (Voluntary)

100 Main Street                                                     ___ Director        X  10% Owner
                                                                    ___ Officer (give  ___ Other (specify
                                                                        title below)       below)



(City)            (State)   (Zip)                                                                          7. Individual or Joint/
                                                                                                           Group (check applicable)
Brattleboro    VT        05301                                                                                 X  Form filed by One
                                                                                                                  Reporting Person
                                                                                                              ___ Form filed by More
                                                                                                                  than One Reporting
                                                                                                                  Person

                                       Table I -- Non-Derivative Securities Beneficially Owned

1.   Title of Security             2.   Amount of Securities              3.  Ownership          4.  Nature of Indirect Beneficial
     (Instr. 4)                         Beneficially Owned                    Form:  Direct          Ownership (Instr. 5)
                                        (Instr. 4)                            (D) or Indirect
                                                                              (I)  (Instr. 5)
Common Stock                                  0










* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                      (Print or Type Responses)                                      SEC 1473 (7-96)

FORM 3 (continued)

         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative   2. Date Exer-          3. Title and Amount of Securities   4. Conver-     5.  Owner-     6. Nature of
    Security (Instr. 4)      cisable and            Underlying  Derivative              sion or        ship           Indirect
                             Expiration             Securities                          Exercise       Form of        Beneficial
                             Date                   (Instr. 4)                          Price of       Deriv-         Ownership
                             (Month/Day/                                                Deri-          ative          (Instr. 5)
                             Year)                                                      vative         Security:
                                                                                        Security       Direct
                                                                                                       (D) or
                                                                                                       Indirect
                                                                                                       (I)
                                                                                                       (Instr. 5)
                                                                     Amount
                          Date         Expira-                         or
                          Exer-        tion            Title         Number
                          cisable      Date                            of
                                                                     Shares
Option to purchase        see note     see note     Common Stock     732,425          $21.00/share       D
                                                                    (see note)


Explanation of Responses: As more particularly described in the Reporting Person's statement on Schedule 13D (the "Schedule 13D") in respect of the Issuer's Common Stock (event date: November 13, 1996), in connection with an Agreement and Plan of Reorganization between the Reporting Person and the Issuer (the "Merger Agreement"), the Reporting Person was granted an option to acquire up to 732,425 shares of the Issuer's Common Stock (the "Option Shares"), which number of shares would constitute 19.9% of the Issuer's Common Stock currently outstanding. In accordance with Rule 13d-3(d)(1)(i) the Reporting Person may be deemed the beneficial owner of the Option Shares. However, because the acquisition of the Option Shares is dependent upon the occurrence of triggering events, which are events other than the passage of time and beyond the control of the Reporting Person, the Reporting Person disclaims present beneficial ownership of, or any pecuniary interest in, the Option Shares.

         Also, as more particularly described in the Schedule 13D, the Reporting Person is party to a Letter Agreement with certain shareholders of the Issuer, who own in the aggregate approximately 465,487 shares (not including options to purchase additional shares), or approximately 12.66%, of the Issuer's currently outstanding shares of Common Stock (the "Director Shares"), regarding, among other things, the voting of the Director Shares. Pursuant to Rule 13d-5(b)(1), the Reporting Person may be deemed the beneficial owner of the Director Shares. The Reporting Person disclaims any beneficial ownership of, or pecuniary interest in, the Director Shares.


VERMONT FINANCIAL SERVICES CORP.

/s/John D. Hashagen, Jr.    , President and Chief Executive Officer    11/25/96
-------------------------------------------------------------------   ----------
                **Signature of Reporting Person                          Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must
be manually signed.  If space provided is insufficient,                   Page 2
see Instruction 6 for procedure.                                 SEC 1473 (7-96)